Appendix A

OPERATING EXPENSES LIMITATION AND SECURITY AGREEMENT

Two Roads Shared Trust

As of: December 16, 2015

Fund	Operating Expense Limit	Minimum Duration
CONDUCTOR GLOBAL FUND
Class A	2.18%	March 1, 2017
Class C	2.93%	March 1, 2017
Class I	1.93%	March 1, 2017
Class Y	1.50%	March 1, 2017

TWO ROADS SHARED TRUST, On behalf of the Conductor Global Fund By: /s/ Andrew Rogers Name: Andrew Rogers Title: President	IRONHORSE CAPITAL LLC By: /s/ H. Kerr Tigrett Name: H. Kerr Tigrett Title: Principal